SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ____________

                               SCHEDULE 13G/A
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 4)(1)


                             CFS BANCORP, INC.
_____________________________________________________________________________
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
_____________________________________________________________________________
                       (Title of Class of Securities)


                                12525D 10 2
_____________________________________________________________________________
                               (CUSIP Number)


                             December 31, 2002
_____________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [X] Rule 13d-1(b)

_________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages

CUSIP NO. 12525D 10 2               13G/A                   Page 2 of 6 Pages
_____________________                                       _________________

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CFS Bancorp, Inc. Employee Stock Ownership Plan Trust
- -----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                    (a) [ ]
                                                    (b) [ ]
- -----------------------------------------------------------------------------
3.  SEC USE ONLY

- -----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -----------------------------------------------------------------------------
              - 5.  SOLE VOTING POWER
              -
              -     835,464
  NUMBER OF   - -------------------------------------------------------------
   SHARES     - 6.  SHARED VOTING POWER
 BENEFICIALLY -
OWNED BY EACH -     533,744
  REPORTING   - -------------------------------------------------------------
 PERSON WITH  - 7.  SOLE DISPOSITIVE POWER
              -
              -     835,464
              - -------------------------------------------------------------
              - 8.  SHARED DISPOSITIVE POWER
              -
              -     533,744
- --------------- -------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,369,209
- -----------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

- -----------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.8%
- -----------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    EP

CUSIP NO. 12525D 10 2               13G/A                   Page 3 of 6 Pages
_____________________                                       _________________

ITEM 1(a) NAME OF ISSUER:

          CFS Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          707 Ridge Road
          Munster, Indiana 46321

ITEM 2(a) NAME OF PERSON FILING:

          CFS Bancorp, Inc. Employee Stock Ownership Plan Trust

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          CFS Bancorp, Inc.
          707 Ridge Road
          Munster, Indiana 46321

ITEM 2(c) CITIZENSHIP:

          United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(e) CUSIP NUMBER:

          12525D 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

          (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 12525D 10 2               13G/A                   Page 4 of 6 Pages
_____________________                                       _________________

ITEM 4.   OWNERSHIP.

          (a)    Amount beneficially owned:

                 1,369,209

          (b) Percent of class: 10.8% (based on 12,674,597 shares issued and outstanding as of December 31, 2002)

          (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote    835,464
                                                         -------------
          (ii)   Shared power to vote or to direct the vote    533,744
                                                           -----------
          (iii)  Sole power to dispose or to direct the disposition of
                 835,464
                 ---------
          (iv)   Shared power to dispose or to direct the disposition of
                 533,744
                 -------

          The CFS Bancorp, Inc. Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the CFS Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable since the reporting entity owns more than 5% of the class.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

CUSIP NO. 12525D 10 2               13G/A                   Page 5 of 6 Pages
_____________________                                       _________________

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable since the reporting entity is not a member of a group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 12525D 10 2               13G/A                   Page 6 of 6 Pages
_____________________                                       _________________

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          CFS BANCORP, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST




February 12, 2002          By: /s/ James W. Prisby
                              ---------------------------------
                              James W. Prisby, Trustee



February 12, 2002          By: /s/ John T. Stephens
                              ---------------------------------
                              John T. Stephens, Trustee



February 12, 2002          By: /s/ Janice S. Dobrinich
                              --------------------------------
                              Janice S. Dobrinich, Trustee